Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

VOLUNTARY ANNOUNCEMENT

This announcement is made by Alibaba Group Holding Limited (the “Company”) on a voluntary basis.

SoftBank Group Corp. (including its subsidiaries, “SBG”), a shareholder of the Company, announced today that its board of directors has approved the early physical settlement (the “Physical Settlement”) of certain prepaid forward contracts that SBG previously entered into with several financial institution counterparties to raise funds using a portion of the Company’s shares held by SBG. The prepaid forward contracts that will be early settled corresponds to a maximum of approximately 242 million ADSs of the Company (each representing eight ordinary shares of the Company), representing approximately 9% of our total outstanding shares.

According to public disclosure by SBG, the Physical Settlement will begin in mid-August 2022, and is expected to be completed by the end of September 2022. SBG expects that the Physical Settlement of these prepaid forward contracts will not result in any additional sales of the shares of the Company at each financial institution counterparty into the market, as the shares of the Company subject to these prepaid forward contracts were hedged in the market at the time of the original monetization transactions by such counterparties.

SBG expects that the shares of the Company beneficially owned by it (including shares subject to continuing monetization transactions) will correspond to approximately 14.6% of our total outstanding shares following the Physical Settlement.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 10, 2022

As at the date of this announcement, our board of directors comprises Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS, Ms. Maggie Wei WU, and Mr. Kabir MISRA as directors, and Mr. Chee Hwa TUNG, Mr. Walter Teh Ming KWAUK, Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE and Mr. Albert Kong Ping NG as independent directors.

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